UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Talaris Therapeutics, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

87410C104

(CUSIP Number)

Ryan Baker

Qiming U.S. Ventures Management, LLC

888 Seventh Ave, 12th Floor

New York, NY 10106

(425) 709-0772

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87410C104
1.	Names of Reporting Persons Qiming U.S. Healthcare Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,831,774 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,831,774 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,831,774 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Qiming U.S. Healthcare Fund, L.P. (“Qiming”), Qiming U.S. Healthcare GP, LLC (“Qiming GP”), Qiming U.S. Healthcare Fund II, L.P. (“Qiming II”), Qiming U.S. Healthcare GP II, LLC (“Qiming GP II”), Mark McDade (“McDade”) and Gary Rieschel (“Rieschel” and together with Qiming, Qiming GP, Qiming II, Qiming GP II, and McDade, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held directly by Qiming. Qiming GP serves as the sole general partner of Qiming. As such, Qiming GP possesses power to direct the voting and disposition of the shares owned by Qiming and may be deemed to have indirect beneficial ownership of the shares held by Qiming. Qiming GP owns no securities of the Issuer directly. McDade and Rieschel are the managing partners of Qiming GP. As such, each of McDade and Rieschel possesses power to direct the voting and disposition of the shares owned by Qiming and may be deemed to have indirect beneficial ownership of these shares. Each of McDade and Rieschel owns no securities of the Issuer directly.

(3)	This calculation is based on 41,354,643 shares of Common Stock outstanding as of November 1, 2021, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2021 filed on November 12, 2021 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 87410C104
1.	Names of Reporting Persons Qiming U.S. Healthcare GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,831,774 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,831,774 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,831,774 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held directly by Qiming. Qiming GP serves as the sole general partner of Qiming. As such, Qiming GP possesses power to direct the voting and disposition of the shares owned by Qiming and may be deemed to have indirect beneficial ownership of the shares held by Qiming. Qiming GP owns no securities of the Issuer directly. McDade and Rieschel are the managing partners of Qiming GP. As such, each of McDade and Rieschel possesses power to direct the voting and disposition of the shares owned by Qiming and may be deemed to have indirect beneficial ownership of these shares. Each of McDade and Rieschel owns no securities of the Issuer directly.

(3)	This calculation is based on 41,354,643 shares of Common Stock outstanding as of November 1, 2021, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2021 filed on November 12, 2021 with the SEC.

CUSIP No. 87410C104
1.	Names of Reporting Persons Qiming U.S. Healthcare Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,100,832 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,100,832 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,832 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held directly by Qiming II. Qiming GP II serves as the sole general partner of Qiming II. As such, Qiming GP II possesses power to direct the voting and disposition of the shares owned by Qiming II and may be deemed to have indirect beneficial ownership of the shares held by Qiming II. Qiming GP II owns no securities of the Issuer directly. McDade and Rieschel are the managing partners of Qiming GP II. As such, each of McDade and Rieschel possesses power to direct the voting and disposition of the shares owned by Qiming II and may be deemed to have indirect beneficial ownership of these shares. Each of McDade and Rieschel owns no securities of the Issuer directly.

(3)	This calculation is based on 41,354,643 shares of Common Stock outstanding as of November 1, 2021, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2021 filed on November 12, 2021 with the SEC.

CUSIP No. 87410C104
1.	Names of Reporting Persons Qiming U.S. Healthcare GP II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,100,832 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,100,832 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,832 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.7% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held directly by Qiming II. Qiming GP II serves as the sole general partner of Qiming II. As such, Qiming GP II possesses power to direct the voting and disposition of the shares owned by Qiming II and may be deemed to have indirect beneficial ownership of the shares held by Qiming II. Qiming GP II owns no securities of the Issuer directly. McDade and Rieschel are the managing partners of Qiming GP II. As such, each of McDade and Rieschel possesses power to direct the voting and disposition of the shares owned by Qiming II and may be deemed to have indirect beneficial ownership of these shares. Each of McDade and Rieschel owns no securities of the Issuer directly.

(3)	This calculation is based on 41,354,643 shares of Common Stock outstanding as of November 1, 2021, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2021 filed on November 12, 2021 with the SEC.

CUSIP No. 87410C104
1.	Names of Reporting Persons Mark McDade
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,932,606 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,932,606 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,932,606 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 1,831,774 shares held by Qiming and (ii) 1,100,832 shares held by Qiming II. Qiming GP serves as the sole general partner of Qiming. As such, Qiming GP possesses power to direct the voting and disposition of the shares owned by Qiming and may be deemed to have indirect beneficial ownership of the shares held by Qiming. Qiming GP owns no securities of the Issuer directly. Qiming GP II serves as the sole general partner of Qiming II. As such, Qiming GP II possesses power to direct the voting and disposition of the shares owned by Qiming II and may be deemed to have indirect beneficial ownership of the shares held by Qiming II. Qiming GP II owns no securities of the Issuer directly. McDade and Rieschel are the managing partners of each of Qiming GP and Qiming GP II. As such, each of McDade and Rieschel possesses power to direct the voting and disposition of the shares owned by Qiming and Qiming II and may be deemed to have indirect beneficial ownership of these shares. Each of McDade and Rieschel owns no securities of the Issuer directly.

(3)	This calculation is based on 41,354,643 shares of Common Stock outstanding as of November 1, 2021, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2021 filed on November 12, 2021 with the SEC.

CUSIP No. 87410C104
1.	Names of Reporting Persons Gary Rieschel
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,792 shares
	8.	Shared Voting Power 2,932,606 shares (2)
	9.	Sole Dispositive Power 50,792 shares
	10.	Shared Dispositive Power 2,932,606 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,983,398 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (i) 1,831,774 shares held by Qiming and (ii) 1,100,832 shares held by Qiming II. Qiming GP serves as the sole general partner of Qiming. As such, Qiming GP possesses power to direct the voting and disposition of the shares owned by Qiming and may be deemed to have indirect beneficial ownership of the shares held by Qiming. Qiming GP owns no securities of the Issuer directly. Qiming GP II serves as the sole general partner of Qiming II. As such, Qiming GP II possesses power to direct the voting and disposition of the shares owned by Qiming II and may be deemed to have indirect beneficial ownership of the shares held by Qiming II. Qiming GP II owns no securities of the Issuer directly. McDade and Rieschel are the managing partners of each of Qiming GP and Qiming GP II. As such, each of McDade and Rieschel possesses power to direct the voting and disposition of the shares owned by Qiming and Qiming II and may be deemed to have indirect beneficial ownership of these shares. Each of McDade and Rieschel owns no securities of the Issuer directly.

(3)	This calculation is based on 41,354,643 shares of Common Stock outstanding as of November 1, 2021, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2021 filed on November 12, 2021 with the SEC.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.0001 par value (“Common Stock”) of Talaris Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 570 S. Preston Street, Louisville, KY 40202. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Qiming U.S. Healthcare Fund, L.P. (“Qiming”), Qiming U.S. Healthcare GP, LLC (“Qiming GP”), Qiming U.S. Healthcare Fund II, L.P. (“Qiming II”), Qiming U.S. Healthcare GP II, LLC (“Qiming GP II”), Mark McDade (“McDade”) and Gary Rieschel (“Rieschel” and, with Qiming, Qiming GP, Qiming II, Qiming GP II and McDade, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business and principal business office of the Reporting Persons is 11100 NE 8th Street, Suite 200, Bellevue, WA 98004.

(c)	The principal business of the Reporting Persons is venture capital investments. Each of the individuals serves as a Managing Member of Qiming GP, which is the general partner of Qiming and as Managing Member of Qiming GP II, which is the general partner of Qiming II.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Qiming, Qiming GP, Qiming II and Qiming GP II was organized in the state of Delaware and each of the individuals is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), (i) Qiming purchased an aggregate of 9,800,000 shares of convertible preferred stock, (ii) Qiming II purchased an aggregate of 5,086,956 shares of convertible preferred stock; and (iii) Rieschel purchased 271,739 shares of convertible preferred stock, in private securities offerings by the Issuer, for an approximate aggregate purchase price of $10,150,000, $6,499,999 and $500,000, respectively. In connection with the closing of the IPO, on May 11, 2021, each share of convertible preferred stock converted into approximately 0.18691 shares of Common Stock of the Issuer, resulting in the receipt, by Qiming , Qiming II and Rieschel of 1,831,774, 950,832 and 50,792 shares of Common Stock respectively. In addition, on May 11, 2021, Qiming II purchased 150,000 shares of Common Stock in the IPO at the public offering price of $17 per share, for an aggregate purchase price of $2.55 million. The source of funds for Qiming II’s purchase was capital contributions from Qiming II’s limited and general partners.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

McDade, a Managing Member of each of Qiming GP and Qiming GP II, is a member of the board of directors of the Issuer. As a director of the Issuer, McDade may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b). The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of February 28, 2022:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Qiming	1,831,774	0	1,831,774	0	1,831,774	1,831,774	4.4%
Qiming GP (1)	0	0	1,831,774	0	1,831,774	1,831,774	4.4%
Qiming II	1,100,832	0	1,100,832	0	1,100,832	1,100,832	2.7%
Qiming GP II (2)	0	0	1,100,832	0	1,100,832	1,100,832	2.7%
McDade (1) (2)	0	0	2,932,606	0	2,932,606	2,932,606	7.1%
Rieschel (1) (2)	50,792	50,792	2,932,606	50,792	2,932,606	2,983,398	7.2%

(1)	Includes 1,831,774 shares held directly by Qiming. Qiming GP serves as the sole general partner of Qiming. As such, Qiming GP possesses power to direct the voting and disposition of the shares owned by Qiming and may be deemed to have indirect beneficial ownership of the shares held by Qiming. Qiming GP owns no securities of the Issuer directly. McDade and Rieschel are the managing partners of Qiming GP. As such, each of McDade and Rieschel possesses power to direct the voting and disposition of the shares owned by Qiming and may be deemed to have indirect beneficial ownership of the shares held by Qiming. Each of McDade and Rieschel owns no securities of the Issuer directly.

(2)	Includes 1,831,774 shares held directly by Qiming II. Qiming GP II serves as the sole general partner of Qiming II. As such, Qiming GP II possesses power to direct the voting and disposition of the shares owned by Qiming II and may be deemed to have indirect beneficial ownership of the shares held by Qiming II. Qiming GP II owns no securities of the Issuer directly. McDade and Rieschel are the managing partners of Qiming GP II. As such, each of McDade and Rieschel possesses power to direct the voting and disposition of the shares owned by Qiming II and may be deemed to have indirect beneficial ownership of the shares held by Qiming II. Each of McDade and Rieschel owns no securities of the Issuer directly.

(3)	This calculation is based on 41,354,643 shares of Common Stock outstanding as of November 1, 2021, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2021 filed on November 12, 2021 with the SEC.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreements

The holders of substantially all of the Issuer’s capital stock, including Qiming and Qiming II, and each of the Issuer’s directors, including McDade, entered into lock-up agreements (the “Lock-Up Agreements”) with the representatives of the underwriters of the Issuer’s IPO. Pursuant to the Lock-Up Agreements, neither Qiming, Qiming II nor McDade was permitted, with limited exceptions, for a period of 180 days from the date of the Issuer’s prospectus, to offer, sell, or otherwise transfer or dispose of any of the Issuer’s securities, without the consent of the representatives of the underwriters. The Lock-Up Agreements expired in November 2021.

The description of the Lock-Up Agreements contained in this Item 6 is qualified in its entirety by reference to the full text of the form of Lock-up Agreement filed as Exhibit C to this Schedule 13D and incorporated by reference herein.

Investors’ Rights Agreement

On September 22, 2020, the Issuer, Qiming, Qiming II and certain other parties entered into an amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”). The Investors’ Rights Agreement provides Qiming, Qiming II and other parties thereto with certain demand registration rights, including shelf registration rights, in respect of the shares of Common Stock issued to it upon conversion of the convertible preferred stock, subject to certain conditions. In addition, in the event that the Issuer registers additional shares of Common Stock for sale to the public, it will be required to give notice of such registration to Qiming, Qiming II and certain other parties of its intention to effect such a registration, and, upon request of one or more such parties and subject to certain limitations, include the shares of Common Stock held by them in such registration. The registration rights will expire three years following the closing of the Issuer’s initial public offering.

The Investors’ Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify Qiming, Qiming II and other parties in the event of material misstatements or omissions in the registration statement attributable to the Issuer or any violation or alleged violation whether by action or inaction by the Issuer under certain securities laws and each of Qiming and Qiming II is obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to it, subject to certain limitations.

The description of the Investors’ Rights Agreement contained in this Item 6 is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement filed as Exhibit B to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

B.	Amended and Restated Investors’ Rights Agreement, dated September 22, 2020 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333- 255316), filed with the SEC on April 16, 2021).

C.	Form of Lock-up Agreement (incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333- 255316), filed with the SEC on May 3, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2022

Qiming U.S. Healthcare Fund, L.P.

By:	Qiming U.S. Healthcare GP, LLC
its	General Partner

By:	/s/ Mark McDade
Name: Mark McDade
Title: Managing Member

Qiming U.S. Healthcare GP, LLC

By:	/s/ Mark McDade
Name: Mark McDade
Title: Managing Member

Qiming U.S. Healthcare Fund II, L.P.

By:	Qiming U.S. Healthcare GP II, LLC
its	General Partner

By:	/s/ Mark McDade
Name: Mark McDade
Title: Managing Member

Qiming U.S. Healthcare GP II, LLC

By:	/s/ Mark McDade
Name: Mark McDade
Title: Managing Member

/s/ Mark McDade
Mark McDade

/s/ Gary Rieschel
Gary Rieschel

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Talaris Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: February 28, 2022

Qiming U.S. Healthcare Fund, L.P.

By:	Qiming U.S. Healthcare GP, LLC
its	General Partner

By:	/s/ Mark McDade
Name: Mark McDade
Title: Managing Member

Qiming U.S. Healthcare GP, LLC

By:	/s/ Mark McDade
Name: Mark McDade
Title: Managing Member

Qiming U.S. Healthcare Fund II, L.P.

By:	Qiming U.S. Healthcare GP II, LLC
its	General Partner

By:	/s/ Mark McDade
Name: Mark McDade
Title: Managing Member

Qiming U.S. Healthcare GP II, LLC

By:	/s/ Mark McDade
Name: Mark McDade
Title: Managing Member

/s/ Mark McDade
Mark McDade

/s/ Gary Rieschel
Gary Rieschel